Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER PROVIDES UPDATE ON RECENT ACTIVITIES,

ADDS TO CARMEN RESOURCES

July 25, 2007

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Kimber reports that, as part of its on-going appraisal of the Carmen gold-silver deposit on its Monterde property in Mexico, it has updated its resource estimate for the Carmen deposit and has also outlined a higher grade component to the Carmen resource that may be suitable for underground mining. The Monterde property is now estimated to contain (as detailed below) a Measured and Indicated mineral resource of 36.8 million tonnes containing 0.89 million ounces of gold and 46.7 million ounces of silver, and an additional Inferred mineral resource of 8.4 million tonnes containing 0.32 million ounces of gold and 7.3 million ounces of silver, making Monterde one of the larger gold-silver mineral resources in the prolific Sierra Madre belt in Mexico.

Monterde Project Activities

Over the past few months, Kimber has been focused on a detailed technical appraisal of the Carmen deposit in preparation for economic studies while, in parallel, expanding its exploration outside of the Carmen area with the objective of developing additional drill targets on its Monterde project in Mexico. Work on the Carmen deposit includes re-examination of all geologic data to provide a comprehensive and consistent geologic database, preparation of a robust geologic model, internal and external review of current resource estimates, updating of mineralization models, and initial estimates of resources which may be suitable for underground mining. Regional exploration underway elsewhere on the 29,000 hectare Monterde property includes stream sampling, prospecting, and surface sampling of targets identified.

Deeper Resource Additions

Recent preliminary work on underground mineable resources by consultant A.A. Burgoyne, P.Eng. and J.B. Richards, P.Eng., Kimber’s Vice President, Engineering, has resulted in an estimate that, beneath the volume of rock identified by Estimate M (the last block model estimate on the Carmen deposit), there are an additional 703,000 tonnes grading 6.41 g/t gold and 67 g/t silver using a cut-off of 3 g/t gold equivalent, in bodies at least 1.2 metres thick (see Table 1). This material, which is in the Inferred mineral resource category and was not included in resource Estimate M, amounts to an additional 165,000 gold-equivalent ounces at a gold-equivalent grade of 7.3 g/t using a factor of 75 to convert in-ground silver to gold equivalent.

Higher-grade Resources Within Estimate M

Recent resource work has also resulted in an estimate that, within the volume of rock forming Estimate M (and therefore not to be added to it), there are 3,118,000 tonnes grading 4.61 g/t gold and 162 g/t silver that have been identified using a cut-off of 3 g/t gold equivalent, in bodies at least 1.2 metres thick. This higher grade material, which may be suitable for extraction by underground mining methods, represents approximately 8% of the global resource tonnage in Estimate M (Table 2) and contains 52% of the gold and 37% of the silver. Even though most of it lies within 25 metres of a drill-hole, this “underground resource” material is classified as Inferred because of the higher continuity required for resources for underground mining. Compilation of the geological database, currently in progress, will allow Kimber to determine the best combination of open-pit and underground mining approaches.

Revision to Previous Estimate

As part of the review of mineral resource Estimate M, some additional blocks were identified that fell below the gold cut-off but still contain more than the 35g/t silver cut-off. These blocks were not included in the previous Estimate M report. Together with adjustments required to the published resources, there is a net positive change of 64,600 gold-equivalent ounces (a decrease in 5,346 gold ounces and an increase in 5,269,000 silver ounces) as shown in Table 1. The revised resources in Estimate M, which will be the subject of an amended technical report by G.H. Giroux, P.Eng, are shown in Table 2 below.

Resources on the Carmen Deposit

Table 1 summarizes changes to resources on the Carmen deposit: revision to Estimate M and addition of resources beneath Estimate M.

Table 1

Carmen Deposit: Increases to Resources

	Tonnes	Grade, Au g/t	Grade, Ag g/t	Contained Au, oz	Contained Ag, oz	Increase in Contained Au Eq. oz

Beneath Estimate M: Resources using polygonal methods and cut-off grades which may be suitable for considering extraction by underground mining as prepared by A.A. Burgoyne, P.Eng., and J.B. Richards, P.Eng

Inferred	703,000	6.41	67	144,800	1,513,000	165,000
Cut-off grade used was 3.0 g/t gold-equivalent (using a conversion factor of 75)
Revisions to Estimate M: Difference between previously-published estimate and revised estimate shown in Table 2 below
		changes to grades g/t		changes to contained oz
Measured & Indicated	3,320,000	- 0.055	1.59	- 5,900	5,289,000	64,600
Gold equivalent assumes equivalence of 75 units of silver to one unit of gold.

Table 2 below shows the updated Estimate M by G.H. Giroux, P.Eng, incorporating the changes to Estimate M noted in Table 1 above.

Table 2

Carmen Deposit: Estimate M, Revised

Estimate by Block Model Using Cut-off Grades suitable for open pit mining by G. H, Giroux, P.Eng, of Micon International Limited

	Tonnes	Grade, Au g/t	Grade, Ag g/t	Contained Gold, oz	Contained Silver, oz	Contained Gold Eq, oz
Measured (M)	23,270,000	0.779	44.3	583,100	33,180,000	1,025,500
Indicated (I)	9,950,000	0.681	26.4	218,000	8,460,000	330,800
M & I	33,220,000	0.750	38.9	801,100	41,640,000	1,356,300
Inferred	3,530,000	0.640	17.2	72,600	1,950,000	98,600

Cut-off grades used were 0.3 g/t Au or 35 g/t Ag.  Gold equivalent assumes equivalence of 75 units of silver to one unit of gold.

Other Deposits

Resource estimates on the other deposits within the Monterde claims, the Veta Minitas and Carotare remain unchanged. Total resources for the entire Monterde project, including the revised Carmen resource provided in Table 2 above, are set out in Table 3 below.

Table 3

Resources on Monterde Property, July, 2007

		Tonnes	Grade, Au g/t	Grade, Ag g/t	Contained Gold, oz	Contained Silver, oz	Contained Gold Eq. oz
Carmen Deposit (Estimate M, revised)
	Measured & Indicated	33,220,000	0.75	38.9	801,100	41,640,000	1,356,300
	Inferred	3,530,000	0.64	17.2	72,600	1,950,000	98,600
Carmen Deposit (higher grades, beneath Estimate M)
	Inferred	703,000	6.41	67.0	144,800	1,513,000	165,000
Veta Minitas (no change)
	Measured & Indicated	876,000	0.71	91.0	20,200	2,567,000	54,400
	Inferred	381,000	0.37	69.0	5,000	841,000	16,000
Carotare	(no change)
	Measured & Indicated	2,700,000	0.82	29.0	71,000	2,525,000	104,600
	Inferred	3,780,000	0.85	25.0	103,000	2,987,000	143,000
Totals
	Measured & Indicated	36,796,000	not applicable to combination of deposits		892,300	46,730,000	1,515,300
	Inferred	8,394,000			325,400	7,291,000	422,800
Gold equivalent assumes equivalence of 75 units of silver to one unit of gold.

Next Steps on Carmen Deposit

On completion of the updated geologic model, work will focus on optimizing metallurgical recoveries with a program of test work based on geologic setting. Metallurgical testing to date has indicated that consistently good gold recoveries can be obtained throughout the deposit but that silver recoveries have been highly variable, a situation that is not uncommon for gold-silver deposits in the Sierra Madre. The detailed geologic model, together with mineralogic studies, should assist in identifying geologic reasons for these variable recoveries and then provide the basis for assessing alternative processing methods to obtain the best possible silver recoveries. This work is an essential part of assessing the potential economic viability of the Carmen project and could provide the platform for a decision to aggressively pursue the path to a production decision.

FOR FURTHER INFORMATION PLEASE CONTACT:

Robert Longe, P.Eng

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Quality Assurance

The estimates of higher grade resources which may be suitable for underground mining were prepared by Mr. A.A. Burgoyne, P.Eng., external QP, and Mr. J.B. Richards, P.Eng, Vice President, Engineering and internal QP. Estimate M and the revision to it were prepared by Mr. G. Giroux, P.Eng. external QP.  Mr. Richards, the  designated Q.P. for the project, has been responsible for quality control, and has verified the data on which the resource estimates are based. Current resource estimates on the Carmen deposit were recently reviewed by Micon International Limited.

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company's control.